FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of January, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

                                             Hanson announces acquisition in Florida, USA.

Hanson PLC, the international building materials company, today announces the recently completed acquisition of PaverModule, Inc., one of the top two suppliers of concrete pavers in Florida, USA.

Commenting on this transaction, Alan Murray, Chief Executive of Hanson PLC, said: "Florida is a very attractive market for us in the
US and this acquisition extends and complements our building products operations in that region. We have made a good start to our development plans for 2006 and the pipeline of additional acquisition opportunities remains promising."

PaverModule

PaverModule is one of Florida's leading suppliers of concrete pavers. Concrete pavers are interlocking sections of concrete used in residential and commercial applications such as landscaping. PaverModule manufactures and distributes concrete pavers across much of
Florida in a wide range of colours, textures and shapes. The company operates two plants in Fort Myers, two in Pompano Beach and one in Haines City, and employs approximately 170 people.

Acquisition of these operations extends Hanson's presence into a further growing line of building products in North America.  In addition, PaverModule complements Hanson's existing concrete pipe, concrete pre-cast products and concrete roof tile operations in
Florida. Florida is one of the most attractive states in the US for medium term demand based on favourable population growth trends.

Richard Manning, President and CEO of Hanson Building Products North America, said: "PaverModule is a very successful business operating in a strong market, and is an excellent fit with Hanson. We are delighted to have acquired such a good company."

PaverModule produced around 35,000 equivalent units of concrete pavers in the year ended December 31, 2005. Turnover for that year was approximately US$45 million, and the book value of the gross assets acquired was approximately US$45 million at December 31, 2005.

Corporate development update

Hanson's acquisition spend to date in 2006 is approximately GBP60 million. This includes PaverModule and the acquisition of Red Bank
Manufacturing, which produces high quality terracotta clay and concrete products in Derbyshire, UK. In 2005, Hanson spent a total of approximately GBP340 million on bolt-on acquisitions and will continue to pursue value adding transactions as part of its growth strategy.

Further information on Hanson can be found at www.hanson.biz,

Inquiries:        Nick Swift / Hilary Reid Evans
                  Hanson PLC
                  +44 (0)20 7245 1245

Notes:

1. Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia
   Pacific and Continental Europe.
2. Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates
   UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.
3. Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via
   www.hanson.biz.
4. High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company
5. Further information on PaverModule can be found at www.pavermodule.com

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's
Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate;
disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions;
exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   January 30, 2006